messageBgone, Inc.

2360 Corporate Circle, Suite 400

Henderson, Nevada 89074-7739

January 29, 2016

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	messageBgone, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed December 29, 2015 File No. 333-208024

Dear Ms. Wray:

Thank you for your letter and continued assistance with our S-1 filing. As per your suggestions we have amended our S-1 accordingly.

Risk Factors

Risks Related to the Offering

We may not be able to further implement our business strategy . . . page 11

1.

You have noted our response to prior comment 8 and our revised disclosure on page 11. You ask us to revise our disclosure on page 11 to further clarify the current rate at which we use funds in our operations.

We have revised our disclosure on page 11 to further clarify the current rate at which we use funds in our operations.

Certain Relationships and Related Transactions, page 46

2.

You have noted our disclosure on page 30 that Mr. Wilaiphan has agreed to loan the Company up to $20,000. You ask us to revise our disclosure on page 46 to provide the disclosure called for by Item 404(d)(1) of Regulation S-K with respect to this related-party agreement. You have also asked us to file a written description of this oral contract as an exhibit pursuant to Item 601(b)(10)(110(A) of Regulation S-K, referring us, for guidance, to Question 146.04 of the Commission's Regulation S-K Compliance and Disclosure Interpretations available on the Commission's website.

We have revised our disclosure on page 46 to reflect that Mr. Wilaiphan has agreed to loan the Company up to $20,000. We have also prepared a written description of this oral contract between the Company and Mr. Wilaiphan and have filed this as Exhibit 10.1.

Sincerely,

/s/ Arraya Wilaiphan

Arraya Wilaiphan

President & CEO

messageBgone, Inc.